[FPL GROUP COMPANY LOGO]                              [ENTERGY COMPANY LOGO]
      FPL GROUP                                                ENTERGY

Date:        December 1, 2000

For Release: Immediate

Contact:     Entergy Corporation:               FPL Group:
             Morgan Stewart                     Lisa Kuzel (Investor Relations)
             504-576-4238                       561-694-4697  lisa_kuzel@fpl.com
             mstewa3@entergy.com                FPL Media Inquiries:305-552-3888

             Nancy Morovich (Investor Relations)
             504-576-5506
             mmorvi@entergy.com

                  FPL GROUP, ENTERGY SEEK FERC AUTHORIZATION
                       TO CREATE LEADING ENERGY COMPANY

     JUNO BEACH, Fla. and NEW ORLEANS, La. (Dec. 1, 2000) - FPL Group, Inc. (NYSE: FPL) and Entergy Corporation (NYSE: ETR) have jointly filed an application with the Federal Energy Regulatory Commission for approval of a proposed merger of equals that would result in one of the leading and cleanest power companies in the nation.

     The companies submitted their application yesterday. Approval by FERC is one of several requirements leading to completion of the merger planned during the last quarter of 2001.

     "This merger will result in a company with the scope and scale, as well as the strategies and world-class skills, to be successful in a competitive marketplace and better serve our customers," said James L. Broadhead, FPL Group chairman and chief executive officer. Broadhead will serve as chairman of the merged company.

     In the filing, the companies provide a detailed description of the proposed transaction, along with expert testimony on accounting, financial and market power issues.

Entergy/FPL News Release: FPL Group/Entergy Seek FERC Authorization to Create
                            Leading Energy Company
December 1, 2000
Page 2


     The application discusses how the merger of equals combines two well-managed companies and provides for significant strategic and financial benefits to customers, shareholders and employees of FPL Group and Entergy.

     The filing provides information to assist FERC in its consideration of three factors it uses to evaluate utility mergers - (1) the effect on rates,
(2) the effect on regulation, and (3) the effect on competition.

     "We believe our proposed merger satisfies the Commission's review criteria and that the Commission should find the merger is in the public interest," said J. Wayne Leonard, Entergy chief executive officer. Leonard will serve as chief executive officer of the merged company.

     One key consideration addressed in the filing is a requirement for a market power analysis to be performed by Entergy and FPL Group. The purpose of such an analysis is to assure FERC that the merger does not adversely affect regional energy markets in which the combined companies serve. The competitive analysis performed for the proposed Entergy/FPL Group merger found no significant market power issues aside from some minor increases in market concentration related to the 150-megawatt interconnection between FPL Group and Entergy. To avoid any appearance of market power and to receive approval without a formal trial-type hearing, Entergy has proposed an auction of up to 30 percent of the River Bend Nuclear Station to an unaffiliated third party. The sale will be long-term at a fixed rate and cannot be recalled. The sale would not affect the plant operations, and it would not include the regulated portion of River Bend.

     The filing also details how planned participation by both organizations in regional transmission organizations removes concerns that the companies could exercise market power over transmission facilities.

     FPL Group and Entergy have asked FERC to approve the merger no later than June 1, 2001 - approximately 180 days from yesterday's filing - in order to complete the merger in a timely manner and begin providing the benefits of the merger to customers

Entergy/FPL News Release: FPL Group/Entergy Seek FERC Authorization to Create
                            Leading Energy Company
December 1, 2000
Page 3


and shareholders as soon as possible.

     In previous filings with several of the state regulatory commissions who also will be reviewing the merger, expert testimony has been presented that shows the combined company expects the merger will provide annual synergies growing from $200 million to $375 million over the first few years after closing. Additionally, by sharing best practices between the various subsidiary companies, FPL Group and Entergy believe the merger will have no adverse impact on rates to customers, and, in fact, is expected to improve reliability and customer service.

     Each company has scheduled special shareholder meetings on Dec. 15 for their respective shareholders to vote on the merger.

Company Information

     Entergy Corporation, with annual revenues of nearly $9 billion, is a major global energy company engaged in power production, distribution operations, and related diversified services, with more than 12,200 employees. It is also a leading provider of wholesale energy marketing and trading services. Entergy owns, manages or invests in power plants generating nearly 30,000 megawatts of electricity domestically and internationally and delivers electricity to about 2.5 million customers in portions of Arkansas, Louisiana, Mississippi and Texas. Information is available on the Internet at www.entergy.com.

     FPL Group, with annual revenues of more than $6 billion, is one of the nation's largest providers of electricity-related services with a generating capacity of more than 20,000 megawatts. Its principal subsidiary, Florida Power & Light, serves 3.8 million customer accounts in Florida. FPL Group employs 11,350 employees and operates in 17 states. FPL Energy, LLC, FPL Group's independent power production subsidiary, is a leader in generating electricity from clean and renewable fuels. Information is available on the Internet at www.fplgroup.com.

Entergy/FPL News Release: FPL Group/Entergy Seek FERC Authorization to Create
                            Leading Energy Company
December 1, 2000
Page 4


Safe Harbor Statement under the Private Securities Litigation Reform Act of
1995

This press release contains forward looking statements within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. Investors are cautioned that such forward-looking statements with respect to revenues, earnings, performance, strategies, prospects and other aspects of the businesses of FPL Group, Inc. and Entergy Corporation are based on current expectations that are subject to risk and uncertainties. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward looking statements. These factors include, but are not limited to, risks and uncertainties relating to: changes in laws or regulations, hanging governmental policies and regulatory actions with respect to allowed rates of return including but not limited to return on equity and equity ratio limits, industry and rate structure, operation of nuclear power facilities, acquisition, disposal, depreciation and amortization of assets and facilities, operation and construction of plant facilities, recovery of fuel and purchased power costs, decommissioning costs, present or prospective wholesale and retail competition (included but not limited to retail wheeling and transmission costs), political and economic risks, changes in and compliance with environmental and safety laws and policies, weather conditions (including natural disasters such as hurricanes), population growth rates and demographic patterns, competition for retail and wholesale customers, availability, pricing and transportation of fuel and other energy commodities, market demand for energy from plants or facilities, changes in tax rates or policies or in rates of inflation or in accounting standards, unanticipated delays or changes in costs for capital projects, unanticipated changes in operating expenses and capital expenditures, capital market conditions, competition for new energy development opportunities and legal and administrative proceedings (whether civil, such as environmental, or criminal) and settlements and other factors. Readers are referred to FPL Group, Inc.'s and Entergy Corporation's most recent reports filed with the Securities and Exchange Commission.

Additional Information and Where to Find It

In connection with the proposed merger, FPL Group, Inc. and Entergy Corporation have filed a joint proxy statement/prospectus with the Securities and Exchange Commission. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS BECAUSE IT CONTAINS IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus and other documents filed by FPL Group, Inc. and Entergy Corporation with the Commission at the Commission's web site at http://www.sec.gov. Free copies of the joint proxy statement/prospectus and each company's other filings with the Commission may also be obtained from the respective companies. Free copies of FPL Group's filings may be obtained by directing a request to FPL Group, Inc., 700 Universe Blvd., P.O. Box 14000, Juno Beach, FL 33408-0420, Telephone: (561) 694-4000. Free copies of Entergy's filings may be obtained by directing a request to Entergy Corporation, 639 Loyola Avenue, New Orleans, Louisiana 70113, Telephone: (504) 576-4000.

Participants in Solicitation

FPL Group, Inc., Entergy Corporation and their respective directors, executive officers and other members of their management and employees may be soliciting proxies from their respective stockholders in favor of the merger. Information concerning FPL Group's participants in the solicitation is set forth in FPL Group's Current Report on Form 8-K filed with the Commission on July 31, 2000, and information concerning Entergy's participants in the solicitation is set forth in Entergy's Current Report on Form 8-K filed with the Commission on July 31, 2000.